EXHIBIT 9.A

CONSULTING SERVICES PLAN

1. The Law Firm of Brenda Lee Hamilton, P.A. (hereinafter referred to as the "Law Firm") will represent Energy Optics, Inc. (hereinafter referred to as "the Client") in various corporate and securities matters, including documents required for compliance with the reporting requirements and any registration statements for the sale of securities pursuant to the Securities Act of 1934.

2. The above legal services and others will be performed by the Law Firm after consultation and authorization from the Client.

3. The total retainer fee to be paid is six thousand (6,000) Shares monthly of the Client's free trading securities. Said fee includes legal services up forty
(40) hours monthly upon request of Company. A certificate for the Shares shall be issued to Brenda Lee Hamilton on the first day of each month. This is a non-refundable monthly fee. If additional legal services are performed they will be charged to the Client. The charges will be agreed upon in advance, when possible, otherwise the Client will be charged a reasonable fee in light of the circumstances.

The Law Firm and the Client mutually agree that if Energy Optics' share price exceeds $1.25, then the monthly number of shares issued by the Client to the Law Firm will be adjusted downward to an amount that would equal approximately $6,000 upon liquidation for that particular month. Conversely, if the price per share retreats to below $0.75, the Client will increase the number of shares to be issued to the Law Firm that would equal approximately $6,000 upon liquidation for that particular month.

The stock valuation references above will be based upon the average of the bid and ask on the last trading day of each month with the appropriate number of shares to be issued to the Law Firm by the Client no later than the fifth day of the following month.

The Law Firm shall prepare the S-8 registration for 72,000 shares of the Client's common stock in twelve (12) certificates of 6,000 shares each to be held by the Client for issuance to the Law Firm as is required as per above.

4. Costs to be payable to the Law Firm. The Client agrees to compensate the Law Firm for the cost of photocopying, telephone toll charges, postage, messenger service or other out-of-pocket expenses required in the representation of the Client in excess of $100.00 for each month. The Law Firm pays the first $100.00. This does not include any State or Federal Filing Fees.

5. All payments for costs and expenses are due upon presentation of invoices.

6. The Law Firm is authorized to take all actions which the Firm deems advisable on behalf of the Client. The Law Firm agrees to notify the Client promptly of all significant developments in this matter.

7. Client will fully cooperate with the Law Firm and provide all information known to the Client or available to the Client which, in the opinion of the Law Firm, would aid the Law Firm in representing the Client in this matter.

8. If the Law Firm is representing the Clients jointly, then it is the Client's individual responsibility to advise the Law Firm if any of the information provided to the Law Firm is to be kept confidential and to be withheld from the other Clients. Otherwise the Law Firm will assume that all information is available to be disclosed to all Clients.

9. The Law Firm agrees to use its best efforts in representing the Client in this matter.

10. The Law Firm may terminate this Agreement if the Client is in breach of its obligations under this Agreement or if the Law Firm is otherwise required to do so in accordance with the rules of professional conduct governing attorneys. The Client is entitled to terminate this Agreement subject to its contractual liability to the Law Firm for services rendered.

11. Either party may terminate this Agreement upon thirty (30) days written notice. The Client agrees that the Law Firm shall be paid in full for any services performed preceding termination for which the Law Firm has not been paid.

12. This writing includes the entire Agreement between the Client and the Law Firm regarding this matter. This Agreement can only be modified with another written agreement signed by the Client and the Law Firm. This Agreement shall be binding upon the Client and the Law Firm and their respective heirs, legal representatives and successors in interest.

13. Both the Client and the Law Firm have read and agreed to this Agreement. The Law Firm has provided the Client with answers to any questions and has further explained this Agreement to the complete satisfaction of the Client. The Client has also been given a copy of this Agreement.

         In Witness Whereof, the parties have executed this Agreement on the 1 day of April, 1998.


LAW OFFICE OF BRENDA LEE HAMILTON, P.A.


/s/Brenda Lee Hamilton
-----------------------
By: Brenda Lee Hamilton


ENERGY OPTICS, INC.


/s/Jimmy Statham
----------------------------
By: Jimmy Statham, President

EXHIBIT "A"

Item 1 - Plan Information

(a)  General Plan Information

         1. The title of the Plan is: Consultant Services Plan ("Plan") and the name of the registrant whose securities are to be offered pursuant to the Plan is Energy Optics, Inc. ("Company").

         2. The general nature and purpose of the Plan is to grant Consultant 72,000 shares of the company as compensation for legal services to be rendered to the Company.

         3. To the best of Company's knowledge, the Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

         4. The Company shall act as Plan Administrator. The Company's address and telephone number are - 29425 C.R. 561, Tavares, FL 3277, telephone (352) 742-5010. The Company, as administrator of the Plan, will merely issue to the consultant shares of Common Stock pursuant to the terms of the Plan.

(b) Securities to be Offered. Pursuant to the terms of the Plan, shares of the Company's common stock will be offered.

(c) Employees Who May Participate in the Plan. Consultant is the sole participants in this Plan. Consultant is eligible to receive the securities provided the securities have been registered or are exempt from registration under the Securities Act of 1933, as amended (the "Act").

(d) Purchase of securities Pursuant to the Plan. The Company shall issue and deliver the underlying securities to Consultant as soon as practicable.

(e) Resale Restrictions. Consultant , after receipt of the Shares, may assign, sell, convey or otherwise transfer the securities received, subject to the requirements of the Act.

(f) Tax Effects of Plan Participation. The Consultant Services Plan is not qualified under Sec. 401 of the Internal Revenue Code of 1986, as amended.

(g) Investment of Funds.  N/A

(h) Withdrawal from the Plan; Assignment of Interest. Withdrawal or termination as to the Plan may occur upon mutual written consent of the parties. Consultant have the right to assign or hypothecate Consultant's interest in the Plan, subject to Plan provisions.

(i) Forfeitures and Penalties.  N/A

(j) Charges and Deductions and Liens Therefore.  N/A

Item 2 - Registrant Information and Employee Plan Annual Information.

Registrant, upon oral or written request by Consultant, shall provide, without charge, the documents incorporated by reference in Part II, Item 3 of Company's Form S-8 Registration Statement for the securities as well as any other documents required to be delivered pursuant to SEC Rule 428(b) (17 CFR Section 230.428(b). All requests are to be directed to the Company at the address provided in paragraph (a)(4) above.